UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Napa Valley Limoncello Company, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    February 13, 2009

Physical address of issuer
2485 Stockton Street, Napa, CA 94559

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Website of issuer
napadistillery.com

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a ten (10) year warrant to purchase a Promissory Note (Revenue Sharing Interest) in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Promissory Notes issued in the Offering.

Type of security offered
Promissory Notes (Revenue Sharing Interests)

Target number of securities to be offered
Not applicable

Price (or method for determining price)
The Promissory Notes shall be issued at the amount of the obligation

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
August 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$773,783.00	$336,272.00
Cash & Cash Equivalents	$105,909.00	$64,585.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$97,686.00	$0.00
Long-term Debt	$166,314.00	$251,035.00
Revenues/Sales	$1,805,523.00	$1,413,733.00
Cost of Goods Sold	$577,697.00	$476,529.00
Taxes Paid	$68,029.00	$39,005.00
Net Income	$263,658.00	$196,795.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 9, 2017

FORM C

Up to $1,070,000.00

Napa Valley Limoncello Company, LLC



Promissory Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Napa Valley Limoncello Company, LLC, a California limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Unsecured Promissory Notes offered by the Company (the "Notes" or "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Revenue Loan Agreement and a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive 7% of the total proceeds related to the purchase and sale of the Securities and 2% of the total number of securities issued during the raise as compensation related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive 7% of the total proceeds and 2% of the total number of securities issued during the raise.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at napadistillery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 9, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: napadistillery.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Napa Valley Limoncello Company, LLC (the "Company") is a California Limited Liability Company, formed on February 13, 2009. The Company is currently also conducting business under the name of "Napa Valley Distillery," "Napa Spirits," "Old Hollywood Ginn", and "Rumslinger."

The Company is located at 2485 Stockton Street, Napa, CA 94559.

The Company's website is napadistillery.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
We are manufacturers of small batch craft spirits and liqueurs. We wholesale our products to bars and distributors as well as retail them directly to consumers via four separate channels: 1) bottle sales out of our retail locations, 2) Annual Bar Club memberships, 3) Website sales, and 4) Private Events. We also operate consumer distillery tours and craft spirits instructional tasting experiences out of two separate locations and operate an event center out of our main facility.

The Business Plan
Do more of what we are currently doing! Expand consumer experience offerings and increase production.

The Offering

Minimum amount of Notes being offered	$50,000.00
Total Notes outstanding after offering (if minimum amount reached)	$50,000.00
Maximum amount of Notes being offered	$1,070,000.00
Total Notes outstanding after offering (if maximum amount reached)	$1,070,000.00
Minimum investment amount per investor	$100.00
Offering deadline	August 14, 2017
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our distilled spirits is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our distilled spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of raw materials and basic ingredients in our products, or from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material and basic ingredient.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a manufacturer and retailer of distilled spirits and third-party items, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we may operate in the future may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by keeping hard data in a safe environment.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza who are Director of Operations, Assistant Director of Operations, Director of Retail Sales, Lead Brand Ambassador, and Production Manager of the Company. The Company has or intends to enter into employment agreements with Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, excise, property and goods and services taxes, in both state and federal jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The process of blending and proofing down of spirits utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, bottles, corks, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our spirits business uses oak barrels to age certain spirits we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for spirits can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a spirits supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distillery and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery we must obtain and

maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms [and kitchens] are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our net sales for the year ended December 31, 2016 resulted from sales of our distilled spirits products and cocktails items. During the year ended December 31, 2016, approximately 65% of our sales came from sales of our distilled spirits. the remainder came from our secondary items such as gifts and cocktail items. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing of products or that any of our future products will be accepted in their markets. Any inability on our part to stay current with consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among distilled spirits products;
- changes in awareness of the social effects of production;
- changes in consumer perception about trendy products;
- changes in consumer perception regarding the healthfulness of our products;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our products or similar products;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

- new science or research that disputes the healthfulness of our products; and

- adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and

payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and our distillery is located on a leased premises. Our lease has a term of 10 years and provides for two five-year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the business, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.
We serve food and alcoholic beverages. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because our distillery is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance dependent on our distillery located in Napa, CA. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Because our business is seasonal, with the highest volume of net sales during the second, third and fourth quarters, adverse events during those periods could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Risks Related to the Securities

The Notes will not be freely tradable until one year from the initial purchase date. Although the Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Notes. Because the Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that you might be able to obtain for the Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 96.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event"

or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We are only required to make payments under the Notes to the extent our business generates revenues.
The Notes do not have a maturity date or other date when payment in full of our obligation under the Notes must be made. Instead, we are required to pay a percentage of our revenues on a quarterly basis to all holders of the Notes. The amount of each quarterly payment, if any, will depend on the amount of revenues that we generate in a particular quarter. Your quarterly payments will fluctuate based upon our revenues each quarter and may decline over time if our revenues decline over time.

Your investment is capped at a 1.5X return
Your investment in our company does not provide you with any ability to participate in our revenues or profits after you are repaid an amount equal to 1.5x your investment amount. Upon receiving 1.5x your investment amount, all obligations of our company under the Notes will be satisfied in full.

We may not be able to generate sufficient cash flow to meet our payment obligations on the Securities.
Our ability to generate sufficient cash flow from operations to make scheduled quarterly payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to make payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We focus on creating innovative distilled spirits that are primarily sold directly to consumers, which is uncommon in California. Taking a page out of the wine industry playbook, we have improved upon the direct-to-consumer model by offering ways for consumers to tour, taste, learn about, and purchase craft spirits directly from the distillery.

Our first product was a Limoncello-inspired Meyer lemon liqueur that was blended from local Meyer lemon peels. Today, we offer a wide range of small-batch and limited-release spirits and cocktails and have two locations in the Napa Valley area: the main 12,000-square-foot production facility with a tasting salon and event center as well as a separate vintage bar shop and tasting room located inside the Oxbow Public Market in downtown Napa.

Business Plan
We wholesale our products to bars and distributors and sell them directly to consumers via four separate retail channels: 1) bottle sales out of its two locations (Distillery and Tasting Salon), 2) annual Bar Club memberships, 3) website sales, and 4) private events. We also operate consumer distillery tours and instructional tasting experiences out of both its locations and operates an event center out of the main facility.

- **Bottle sales**: Individual 375 ml bottles generally retail between $20 and $40

- **Bar Club**: Members receive four shipments per year and are billed $320 annually or $85 quarterly (does not include tax and shipping)

- **Distillery Tour and Grand Salon Tasting**: $30 per person with reservations available for up to 35 people

- **Oxbow Tasting Room Craft Spirits Tasting Flight**: $15 per person with reservations available for up to 12 people

We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we hire and train, the premium ingredients used to make our products, and the décor of our spaces. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our guests. We continually invest in our employees, to ensure they are treated and trained well to deliver a superior guest experience. This vision reflects our goal to be a place of hospitality.

History of the Business
The Company was founded by Arthur and Lusine Hartunian in 2009 out of our passion for craft spirits and cocktails.

The Company's Products and/or Services

Product / Service	Description	Current Market
Craft Spirits	Store and online sales of spirits such as Vodka, Brandy, Gin, and Rum	Consumers above the age of 21
Cocktail Mixers	Store and online sales of cocktail bitters, syrups, shrubs, and tinctures	Consumers above the age of 21
Bar Club Membership	Store and online sales of bar club memberships. The Company's Bar Club members get up to 25% off four quarterly shipments of spirits and cocktail essentials. Each shipment contains over $100 worth of products.	Consumers above the age of 21
Retail Sales at Distillery & Grand Tasting Salon	The Distillery and Grand Tasting Salon is fully open to the public. Distillery operations are located on one lot with two separate industrial buildings (Building A and Building B) that encompass 12,000 square feet and 35 parking spaces. We providet tours and tastings on site, which has helped drive retail sales and Bar Club memberships.	Consumers above the age of 21
Oxbow Public Market Tasting Room and Bar Shop	Retail sales at our satellite distilled spirits tasting room and bar shop in the Oxbow Public Market located in	Consumers above the age of 21

	downtown Napa, California. At this facility, visitors can sample and purchase our locally made craft spirits and artisanal cocktail bitters or browse through other bar essentials and novelties for sale.	

We plan to build out a full kitchen and operate a small restaurant in our main location and develop an additional tasting bar, hospitality lounge, and event center in a second building within our main location. Additionally, we plan to increase the production of our current lines and develop additional craft spirits. We intend to increase wholesale sales through our newly signed agreement with a distribution company in California and New York. We also plan to pursue export opportunities.

Competition

We are one of the first distilleries in the city of Napa since Prohibition. We also operate stand-alone sprits tasting room in California and we expect to be one of the first direct distilleries in California to operate an onsite restaurant under the new ABC license that the founder was involved in creating. We helped pioneer the direct to consumer sales of spirits in California. Napa Valley Distillery focuses on creating innovative distilled spirits that are primarily sold directly to consumers (DTC), which is uncommon in California. Borrowed from the wine industry, the company has taken this high-margin DTC model a step further by creating unique experiences and ways for consumers to tour, taste, learn about, and purchase craft-spirits directly from the distillery. This advantage separates us from other in-state spirits brands and gives us the opportunity to provide a unique experience that builds customer loyalty and increases profit margins.

The company's founder, Arthur Hartunian, took a leadership role in the industry by organizing California's first distiller's association, the California Artisanal Distiller's Guild (CAGD). As the founding president of the industry association, Mr. Hartunian, along with the co-founders of the CAGD, were instrumental in the passage of the Craft Spirits Tasting Law of 2013 and Craft Distillers Act of 2015. This Act is one of the most significant change in the laws governing California spirits since 1933 and without which, the Company's business model would not be viable.

The spirits industry is intensely competitive and, with respect to craft spirits, highly fragmented. While thousands of independent craft distilleries remain spread across the U.S., there have been some notable acquisitions by larger spirits producers. Below are some notable acquisitions:

Jim Beam: Founded in 1795, Jim Beam is one of the world's oldest and largest producers of bourbon whiskey. After seven generations, Jim Beam has become one of the most recognized bourbon whiskeys in the world.[1] The company produces whiskey made from rye, barley malt, corn, and a secret in-house yeast to provide the consistent Jim Beam flavor. The whiskey is then

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[1] http://www.jimbeam.com/en-us/make-history

double distilled before being finished in charred oak barrels.[2] In 2014, Japan's Suntory acquired Jim Beam for $16 billion, naming the division Beam Suntory.[3]

Angels Envy: Founded in 2010, Angels Envy is a small batch craft distiller focused on whiskey, with its primary product line being Kentucky Straight Bourbon. The handcrafted bourbon is made in batches of only eight to 10 barrels and finished in port wine casks. Unlike most traditional brewers, Angels Envy is sampled in each step of the finishing process.[4] In 2015, Angels Envy was acquired by Bacardi for about $150 million[5] but continues to operate in the same fashion before the merger. In 2014, Angels Envy sold 45,000 cases and, around the time of the acquisition, sales were projected to reach 65,000 cases in 2015.[6]

Buffalo Trace: With a history dating back to the late 1700's, Buffalo Trace Distillery is a Kentucky-based bourbon whiskey distillery. In 1992, the Sazerac company purchased the distillery and renamed it Buffalo Trace Distillery (from George T. Stagg Distillery).[7] The distillery became the first American distillery to win Whisky Advocate's "Distillery of the Year" award in 2000. In 2013, the distillery became a National Historic Landmark.[8]

High West Distillery: Founded in 2006, High West Distillery produces a core line of whiskey blends, limited-release whiskeys, and barrel-aged cocktails. The four core High West Whiskey products are American Prairie Bourbon, Double Rye!, Rendezvous Rye, and Campfire, a blend of Scotch, bourbon, and rye whiskeys. In October 2016, Constelland Brands, the largest U.S. alcohol maker, agreed to acquire the distillery for $160 million.[9] High West sells approximately 70,000 cases annually.[10]

Smooth Ambler Spirits Co.: Founded in 2009, Smooth Ambler is a distillery based in the Greenbrier Valley of West Virginia that uses local resources to craft spirits, including gin, vodka, rum, and whiskey. In 2016, Pernod Ricard, the maker of Absolut Vodka and Jameson Whiskey, acquired a majority stake in the distillery.[11]

Tuthilltown: Founded in 2005, Tuthilltown is New York's first whiskey distillery since prohibition, based in the Hudson Valley. Using ingredients from local farmers, it produces a vodka line and a Hudson Whiskey line, which are each made by hand one at a time.[12] In 2010, this craft disillery was acquired by William Grant & Sons.[13]

Locally (Napa and Sonoma areas), there are several independent craft distilleries that potentially compete with Napa Valley Distillery. These include, but are not limited to:

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[2] http://www.jimbeam.com/en-us/behind-the-bourbon/process
[3] http://www.bbc.com/news/business-27233882
[4] https://www.angelsenvy.com/whiskey/
[5] http://www.chicagotribune.com/business/ct-changing-spirits-industry-0911-biz-20160908-story.html
[6] http://www.kentucky.com/news/business/bourbon-industry/article44565777.html
[7] http://www.sazerac.com/BuffaloTrace.aspx
[8] http://www.buffalotracedistillery.com/unmatched-history?start_year=1900#
[9] http://fortune.com/2016/10/05/constellation-brands-craft-whiskey-high-west/
[10] http://www.cbrands.com/news-media/award-winning-high-west-distillery-joins-constellation-brands
[11] http://fortune.com/2016/12/08/pernod-ricard-smooth-ambler-deal/
[12] http://www.tuthilltown.com/history/
[13] https://www.eater.com/2016/9/12/12716090/craft-spirits-conglomeration

- **Charbay Distillery & Winery**: Located in Helena, California, founded in 1983, and produces whiskey, tequila, vodka, rum, brandy, and other spirits.

- **Hanson Spirits**: Located in Sonoma, California, founded in 2013, and produces flavored artisan organic vodka.

- **Prohibition Spirits Distillery**: Located in Sonoma, California, founded in 2009, and produces whiskey, rum, gin, brandy, Limoncello-inspired spirits, and other specialty spirits. Also has a distillery tasting room.

- **Spirit Works Distillery**: Located in Sebastopol, California (Sonoma County), founded in 2012, and produces vodka, gin, sloe gin, and whiskey. Also has a distillery tasting room.

- **Sonoma Brothers Distilling**: Located in Windsor, California (Sonoma County), founded in 2012, and produces gin, vodka, whiskey, rye whiskey, and distiller's reserve brandies and white whiskey. Also has a tasting room.

- **Sonoma County Distilling Co**: Located in Rohnert Park, California (Sonoma County), founded in 2010, and produces rye whiskey, wheat whiskey, and "West of Kentucky" bourbon whiskey. Also has a tasting room.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements.

Our customers are individuals all over the United States above the age of 21 who have interest in premium distilled spirits and cocktails and the cocktail and bar lifestyle.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4048931	Beverage alcohol	RUMSLINGER	April 5, 2011	November 1, 2011	USA
5096413	Beverage Alcohol	BRANBOUR	June 12, 2015	December 6, 2016	USA
5105894	beverage alcohol	JUNGLE GIN	June 12, 2015	December 20, 2016	USA

| 4716749 | beverage alcohol | SON OF A BOURBON | February 23, 2012 | April 7, 2015 | USA |
| 4410811 | beverage alcohol | Old Hollywood Gin | February 23, 2013 | October 1, 2013 | USA |

We are constantly developing and innovating new spirits, consumer items, and customer experiences. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
2495 Stockton Street Napa, CA 94559	Lease	12,000 square foot production facility, corporate office, and tasting room consisting of 2 buildings (9000 & 3000 sq. ft respectively).
610 First Street #8 Napa, CA 94559	Lease	450 square foot space located inside the Oxbow Public Marketing. Used for tastings and retail sales.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Alcohol and Tobacco Tax and Trade Bureau, the California ABC, and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Most of our operations are affected by national, state, and/or local environmental laws. We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws.

Following is a summary of the material governmental licenses that we require to operate our business.

Agency	Description of License
Alcohol and Tobacco Tax and Trade Bureau	**DSP** - Basic Permit for the production, distillation, storage and sale of beverage alcohol.
California Department of	**Type 3 - Brandy Makers License** - The right to produce, blend, distill, store and sell

Beverage Alcohol Control	Brandy and Wine. **Type 6 - Still License -** The right to own and operate a still in California. **Type 74 - Craft Distillers License -** The right to produce, blend, distill, store and sell spirits of all kinds.

Litigation
None

Other
The Company's principal address is 2485 Stockton Street, Napa, CA 94559

The Company has the following additional addresses: 610 First Street #8 Napa, CA 94559

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$74,900
Campaign marketing expenses or related reimbursement	0.00%	$0	0.93%	$10,000
Estimated Attorney Fees	4.00%	$2,000	0.19%	$2,000
Estimated Accountant/Auditor Fees	6.00%	$3,000	0.28%	$3,000
General Marketing	0.00%	$0	3.74%	$40,000
Research and Development	0.00%	$0	0.93%	$10,000

Manufacturing	0.00%	$0	4.67%	$50,000
Equipment Purchases	63.00%	$31,500	7.01%	$75,000
Future Wages	0.00%	$0	6.07%	$65,000
Repayment of Debt	0.00%	$0	11.68%	$125,000
General Working Capital	0.00%	$0	20.10%	$215,100
Expansion Construction	20.00%	$10,000	28.04%	$300,000
Contingency	0.00%	$0	9.35%	$100,000
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

The Company does have discretion to alter the use of proceeds as set forth above. The identified uses of proceeds are subject to change based on the business needs of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Lusine Hartunian

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Assistant Director of Operations - February 2009 to Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Assists Director of Operations with strong focus on retail sales channels.

Name
Arthur Hartunian

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Operations, Head Spirits Maker - February 2009 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees all aspects of business and business development. Creates formulas and products. Works with production team to make products.

Other Disclosure
Arthur Hartunian filed for personal bankruptcy related to previous business interests in an insurance agency that was affected by the 2008 economic collapse.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	**Person/Entity**
Issuance of additional securities	Managing Member
Incurrence of indebtedness	Managing Member
Sale of property, interests or assets of the Company	Managing Member
Determination of the budget	Managing Member
Determination of business strategy	Managing Member
Dissolution of liquidation of the Company	Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 11 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	**LLC/Membership Interests**

Amount outstanding	100% of Membership Interests
Voting Rights	Holders of membership interests have the right to vote on all matters coming before the members of the Company under the operating agreement of the Company.
Anti-Dilution Rights	Per operating agreement
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Holders of Membership Interests are the only holders of voting rights of the Company and will be responsible for making major corporate decisions regarding the Company.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	American Express Merchant Services
Amount outstanding	$21,000.00
Interest rate and payment schedule	7% of original principal balance
Amortization schedule	2 Years
Describe any collateral or security	none
Maturity date	December 31, 2017

Type of debt	Bank loan
Name of creditor	Opportunity Fund
Amount outstanding	$18,722.96
Interest rate and payment schedule	8.5%
Amortization schedule	3 years
Describe any collateral or security	none
Maturity date	February 28, 2018

Type of debt	Bank loan

Name of creditor	Lending Club
Amount outstanding	$44,000.00
Interest rate and payment schedule	10%
Amortization schedule	3 years
Describe any collateral or security	none
Maturity date	May 31, 2018

Type of debt	Bank loan
Name of creditor	California Bank and Trust
Amount outstanding	$190,000.00
Interest rate and payment schedule	5%
Amortization schedule	5 years
Describe any collateral or security	none
Maturity date	December 1, 2018

Type of debt	Line of credit
Name of creditor	Wells Fargo
Amount outstanding	$31,000.00
Interest rate and payment schedule	15%
Amortization schedule	Ongoing line of credit
Describe any collateral or security	none
Maturity date	none

Following the Offering, the total amount of outstanding indebtedness of the Company will be $354,722.96 if the Minimum Amount is raised and $1,374,722.96 if the Maximum Amount is raised.

The Company may offer its securities in a separate securities offering that occurs simultaneously with, or following this offering. The terms of such other securities offering may be different from and better than the terms offered to investors in this offering.

Ownership

A majority of the Company is owned by a few individuals listed below:

- Arthur Hartunian
- Lusine Hartunian
- Gary Agajanian

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Arthur Hartunian	48.0%
Lusine Hartunian	48.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____

We believe that our historical growth in prior earnings and cash flows are indicative of potential future earnings and cash flows because we have developed a strong following and our customer base has shown signs of continued growth.

The Company intends to improve profitability in the next 12 months by lowering costs and increasing revenue by offering additional consumer products such as individual food items and food and cocktail pairings.

The Company's monthly expenses on average are currently $84,120 a month.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. We do not need the proceeds to sustain our business operations. We are seeking capital only to expand and grow revenues. The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering: Current minority shareholder is expected to invest up to $250,000 in 2017 to help fund additional opportunities and pay off debt.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past two years:

Over the past two years we have purchased equipment and inventory, and have made lease improvements.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Notes for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 14, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the

Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a ten (10) year warrant to purchase a Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Notes issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents, the Subscription Agreement and the Revenue Loan Agreement in conjunction with the following summary information.

At the initial closing of this offering (if the minimum amount is sold), we will have membership interests outstanding.

Payments under the Notes

The Revenue Loan Agreement establishes the terms and conditions of the Notes. Pursuant to the Revenue Loan Agreement, the Company is offering a revenue participation interest of 10% to investors in the offering. The minimum investment is $100.00. The Notes require quarterly repayment by the company out of gross revenues of the Company. There is no set maturity date. The amount of each quarterly repayment will depend on the revenues of the Company in the applicable quarter. The Company is required to repay the note at a rate of 10% of the total revenue per quarter, payments of which are made quarterly. The Company's obligations with respect to the repayment of the Notes will expire upon the Company's repayment of 1.5x of the amount of the Notes ("Repayment Amount"). The Notes will not accrue interest per se, but rather will require the repayment of the full Repayment Amount. The Notes are pre-payable by the Company at its option. The Company may pay off all of the Notes in their entirety at any time by paying the holders any unpaid part of the Repayment Amount of the Note. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the note holders based on the amount of their Notes to the Company. The Notes will not require a prepayment penalty.

Beginning on the Payment Start Date, Company shall make quarterly payments to note holders until the Repayment Amount is paid in full.

The Notes will be considered paid in full and this agreement will terminate when the Company has paid the holders the Repayment Amount (1.5x the amount of the loan).

No Security
The Notes are not secured.

Subordination
The Notes are not subordinate to other indebtedness of the Company, but would be subordinate to any senior secured debt that the Company incurs in the future.

Events of Default
The Notes contain standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

Voting and Control
The Securities do not have any voting rights.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Managers
Appointment of the Officers of the Company	Managers

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of

Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Arthur Hartunian
(Signature)

Arthur Hartunian
(Name)

Managing Member, Master Spirits Maker
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Arthur Hartunian
(Signature)

Arthur Hartunian
(Name)

Managing Member, Master Spirits Maker
(Title)

June 9, 2017
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Revenue Loan Agreement (Promissory Note)
Exhibit D	Video Transcript
Exhibit E	Webinar Transcript

Exhibit A
Financial Statements



NAPA VALLEY LIMONCELLO COMPANY, LLC

dba NAPA VALLEY DISTILLERY

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
Napa Valley Limoncello Company, LLC dba Napa Valley Distillery:

We have reviewed the accompanying financial statements of Napa Valley Limoncello Company, LLC dba Napa Valley Distillery (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
June 8, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

Napa Valley Limoncello Company, LLC dba Napa Valley Distillery
Balance Sheets
December 31, 2016 and 2015

		2016		2015
		(unaudited)		**(unaudited)**
Assets				
Current assets				
Cash and cash equivalents	$	105,909	$	64,585
Inventory		298,920		108,450
Prepaid expenses		4,500		-
Current assets		409,329		173,035
Property and equipment		364,454		163,237
Total assets	$	773,783	$	336,272
Liabilities and Members' Equity				
Current liabilities				
Accounts payable and accrued expenses	$	99,066	$	28,252
Lines of credit		82,000		-
Notes payable, net long-term portion		97,686		-
Total current liabilities		278,752		28,252
Long-term liabilities				
Notes payable, net current portion		166,314		251,035
Total liabilities		445,066		279,287
Commitment and contingencies		-		-
Members' Equity				
Total members' equity		328,717		56,985
Total liabilities and members' equity	$	773,783	$	336,272

See accompanying notes to the financial statements and the independent accountants' review report.

Napa Valley Limoncello Company, LLC dba Napa Valley Distillery

Statements of Operations

For the Years Ended December 31, 2016 and 2015

	2016 (unaudited)	2015 (unaudited)
Revenues	$ 1,805,523	$ 1,413,733
Cost of revenues	577,697	476,529
Gross margin	1,227,826	937,204
Operating expenses		
Salary and wages	236,331	145,590
Advertising	8,185	53,690
Professional fees	37,400	72,000
Occupancy	176,053	159,156
Contract services	188,962	110,224
Depreciation	89,163	30,073
Other general and administrative	146,378	119,977
Total operating expenses	882,472	690,710
Income from operations	345,354	246,494
Other expenses, net		
Interest expense	13,667	10,694
Total other expense, net	13,667	10,694
Income before income taxes	331,687	235,800
Income tax expense	68,029	39,005
Net income	$ 263,658	$ 196,795

See accompanying notes to the financial statements and the independent accountants' review report.

Napa Valley Limoncello Company, LLC dba Napa Valley Distillery
Statements of Changes in Members' Equity
For the Years Ended December 31, 2016 and 2015

Balances at December 31, 2014 (unaudited)	$	17,671
Distributions to members		(157,481)
Net income		196,795
Balances at December 31, 2015 (unaudited)	$	56,985
Contributions from members		240,000
Distributions to members		(231,926)
Net income		263,658
Balances at December 31, 2016 (unaudited)	$	328,717

See accompanying notes to the financial statements and the independent accountants' review report.

Napa Valley Limoncello Company, LLC dba Napa Valley Distillery
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015

	2016	2015
	(unaudited)	(unaudited)
Cash flows from operating activities:		
Net income	$ 263,658	$ 196,795
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	89,163	30,073
Changes in operating assets and liabilities:		
Inventory	(190,470)	(108,450)
Prepaid expenses	(4,500)	-
Accounts payable and accrued expenses	70,814	(14,716)
Net cash provided by operating activities	228,665	103,702
Cash flows from investing activities:		
Purchase of property and equipment	(290,380)	(183,330)
Net cash used in investing activities	(290,380)	(183,330)
Cash flows from financing activities:		
Proceeds from lines of credit	82,000	-
Proceeds from issuance of notes payable, net	12,965	251,035
Contributions from members	240,000	-
Distributions to members	(231,926)	(157,481)
Net cash provided by financing activities	103,039	93,554
Net increase in cash and cash equivalents	41,324	13,926
Cash and cash equivalents at beginning of year	64,585	50,659
Cash and cash equivalents at end of year	$ 105,909	$ 64,585
Supplemental disclosure of non-cash financing activities:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest expense	$ 13,667	$ 10,694

See accompanying notes to the financial statements and the independent accountants' review report.

5

Note 1 - Nature of Business

Napa Valley Limoncello Company, LLC dba Napa Valley Distillery (the "Company"), a California limited liability company, commenced operations in February 2009.

The Company is a craft distillery that owns two tasting rooms and a distillery in Napa, California, where it makes and sells branded distilled spirits products. The Company's principal products include vodka, gin and bourbon whiskey. The Company started production in 2009 at its original location. In 2015, the Company moved and expanded into its current location.

Note 2 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment
Property and equipment consist principally of machinery and equipment, furniture and fixtures and leasehold improvements. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from five to ten years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Note 2 - Significant Accounting Policies (continued)

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise.

Cost of revenues
Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs and internal transfer costs.

Marketing costs
The Company expenses marketing costs as incurred.

Income taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to federal and state tax returns back to the Company's inception in 2013.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

Note 2 - Significant Accounting Policies (continued)

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and accrued payroll are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable charge interest at fixed rates; however, the balances as of December 31, 2016 and 2015 approximate fair value due to the proximity of the agreements to the balance sheet date.

Note 3 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016	2015
Machinery and equipment	$ 234,700	$ 92,925
Furniture and fixtures	74,950	12,000
Leasehold improvements	176,535	90,880
Subtotal	486,185	195,805
Less accumulated depreciation	(121,731)	(32,568)
Total	$ 364,454	$ 163,237

Depreciation expense for the years ended December 31, 2016 and 2015 was $89,163 and $30,073, respectively.

Note 4– Lines of Credit

In May 2016, the Company entered into a $45,000 line of credit with a financing company. This line of credit bears interest at 8% and is scheduled to mature in May 2017. Interest is due and payable monthly until maturity. The outstanding balance is $0 at December 31, 2016.

In March 2016, the Company entered into a $74,500 line of credit with a financing company. This line of credit bears interest at prime plus 18.35% (22.10% at December 31, 2016) and is scheduled to mature in March 2018. Interest is due and payable monthly until maturity. The outstanding balance is $44,000 at December 31, 2016.

During 2010, the Company entered into a revolving line of credit with a bank. This line of credit bears interest at 13.90% and is renewed annually. Interest is due and payable monthly until it is cancelled. The outstanding balance is $38,000 and $0 at December 31, 2016 and 2015, respectively.

Note 5 –Notes Payable

In February 2016, the Company issued a note payable to a financing company for $87,000 with a maturity date of February 2018. The note bears interest at a rate of 7.00% per annum and is payable in monthly installments. The outstanding balance is $27,000 at December 31, 2016.

Note 5 –Notes Payable (continued)

In October 2015, the Company issued a note payable to a bank for $200,000 with a maturity date of April 2020. The note bears interest at a rate of prime plus 1.00% (4.75% at December 31, 2016) per annum and is payable at maturity. The outstanding balance is $200,000 at December 31, 2016 and 2015.

In February 2015, the Company issued a note payable to a financing company for $68,250 with a maturity date of February 2018. The note bears interest at a rate of 8.50% per annum and is payable in monthly installments. The outstanding balance is $37,000 and $51,036 at December 31, 2016 and 2015, respectively.

The Company's five year maturity schedule as of December 31, 2016 is as follows:

2017	$	97,686
2018		66,314
2019		50,000
2020		50,000
	$	264,000

Note 6 – Members' Capital

In February 2009, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. The Operating Agreement allows for the issuance of common units to the members of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The holder of each of the common unit ownership percentage shall be entitled to vote in proportion to the membership interest held in the Company, as long as the member holds more than 20% of the outstanding membership interests.

Contributions
In February 2009, each Member of the Company made an initial cash contribution in proportion to the membership interest held in the Company.

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Note 6 – Members' Capital (continued)

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 7 - Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

In November 2016, the Company entered into a settlement agreement with a former member to repurchase member units for $300,000. The current members paid $115,000 in December 2016 and the remaining balance of $185,000 during 2017.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Lease arrangements
The Company leases distillery and office space under non-cancelable operating leases expiring in February 2019 and December 2024. Rent expense on the Company's operating leases was approximately $176,000 and $159,000 for the years ended December 13, 2016 and 2015, respectively.

Future minimum lease payments under these leases as of December 31, 2016 are as follows:

2017	$	129,000
2018		131,000
2019		104,000
2020		101,000
2021		104,000
2022 and thereafter		332,000
	$	901,000

Note 8 - Subsequent Events

On May 4, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,000,000 of financial interests through a revenue promissory agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

Note 8 - Subsequent Events (continued)

As of the date of this report, the Company has repaid approximately $19,000 on the lines of credit.

As of the date of this report, the Company has repaid approximately $17,000 of the outstanding notes payable.

Management of the Company has evaluated subsequent events through June 8, 2017, the date the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Napa Valley Limoncello Company, LLC (d/b/a Napa Valley Distillery)

Market: Craft spirits

Product: Distillery, Tasting Salon, Bar Shop, and Event Center

Company Highlights

- In 2016, the company generated a net profit of $263,658, up 34% from 2015 net income
- Year-to-date, as of April 2017, the company has generated a net profit of $37,531, an increase of over 43% from the same period last year
- Bar Club membership has grown to nearly 2,000, which, at $320 per year for a membership, equates to nearly $640,000 in annual recurring revenue
- Plans to build out a full kitchen to qualify as a "bona fide eating place" as categorized under the California Alcoholic Beverage Control Act; this means it will be able to serve cocktails, beer, and wine any time of day and offer a new cocktail and food pairing service
- Awards include:
    - Platinum Medal (2012 SIP Awards): Distiller's Blend Napa Vodka[i]
    - Platinum Medal (2009-2010 World Spirits Competition): Meyer Lemon Liqueur[ii]
    - Gold Medal (2011 SIP Awards): Napa Vodka – Distillers Reserve Vintage 2008[iii]
    - Gold Medal (2010-2011 World Spirits Competition): Napa Vodka – Vintage 2008[iv]
    - Gold Medal (2010 SIP Awards): NapaCello Meyer Lemon Liqueur XO[v]

PERKS

*You are investing in debt securities in this offering. Perks are meant to be a thank you from the company for investing. The perks below are **NOT** inclusive of lower dollar amount perks. Investors outside of the US will have to pay for shipping separately.*

$250: One complimentary tasting and tour at either location and $10 off towards spirits purchase.

$500: Two complimentary tastings and tours at either location and $10 off purchase towards spirits.

$1,000: Four complimentary tastings and tours at either location and $20 off purchase towards spirits.

$2,500: A complimentary Bar Club membership for one quarterly shipment. Includes a complimentary tastings and tour for four people, plus 25% off spirits for duration of membership (three months).

$5,000: One complimentary Bar Club membership for six months (two shipments). Includes all the Bar Club benefits such as unlimited complimentary tastings and tours for membership and one guest; 25% off spirits during membership; access to members-only Back Lot Lounge; invites to private events.

$10,000: One complimentary Bar Club membership for one year. Includes all the Bar Club benefits such as unlimited complimentary tastings and tours for the member and a guest; 25% off spirits during membership; access to members-only Back Lot Lounge; invites to private events; PLUS one (1) ticket to NVD's special Back Lot launch party.

$25,000: Two complimentary Bar Club memberships for one year or one membership for two years! Each membership includes all the Bar Club benefits such as unlimited complimentary tastings and tours for member plus one guest; 25% off spirits during membership; access to members-only Back Lot Lounge; invites to private events; PLUS two (2) ticket to NVD's special Back Lot launch party.

$50,000: Four complimentary Bar Club memberships for one year or one for four years! Each membership all the Bar Club benefits such as unlimited complimentary tastings and tours for member plus one guest; 25% off spirits during membership; access to members-only Back Lot Lounge; invites to private events; PLUS two (2) ticket to NVD's special Back Lot launch party.

COMPANY SUMMARY

Opportunity

Napa Valley Limoncello Company LLC (d/b/a Napa Valley Distillery) (NVD) focuses on creating innovative distilled spirits that are primarily sold directly to consumers, which is uncommon in California. Taking a page out of the wine industry playbook, the company has improved upon the direct-to-consumer model by offering ways for consumers to tour, taste, learn about, and purchase craft spirits directly from the distillery. Family-owned and -operated by Arthur and Lusine Hartunian, Napa Valley Distillery was founded on one basic principal: *Make it different*!

Its creativity is driven by two questions: *Why* and *why not*?

- Why do the same as others?

- Why not make it different?

Since founding NVD in 2009, Arthur and Lusine have been instrumental in the California craft spirits industry. Arthur was the founding President of the California Artisanal Distillers Guild (CAGD). Under his leadership, the guild lobbied for California Bill AB 933, which gave California distilleries the ability to operate tasting rooms. The bill was enacted into law in September 2013. The CAGD also successfully lobbied for the passage of the Craft Distillers Act of 2015, which now allows small California artisanal distilleries to host private events, have a restaurant, serve cocktails, and sell directly to consumers on site.

NVD's first product was a Limoncello-inspired Meyer lemon liqueur that was blended from local Meyer lemon peels. Today, NVD offers a wide range of small-batch and limited-release spirits and cocktails and has two locations in the Napa Valley area: the main 12,000-square-foot production facility with a tasting salon and event center as well as a separate vintage bar shop and tasting room located inside the Oxbow Public Market in downtown Napa.

Product

NVD is probably best known for creating Napa Vodka – a handcrafted vodka made with single vintage Napa Valley Sauvignon Blanc wine grapes that was named as one of the Top 50 Spirits in the World by Wine Enthusiast when it was released in 2011.[vi]

NVD currently makes over a dozen small-batch and limited-release spirits, including brandy, gin, rum, vodka, whiskey, and bourbon, as well as barrel-aged craft cocktails made from premium California brandies and all-natural ingredients.



AND MORE!

NVD's specialties are its oak-infused cocktails that replicate alcoholic drinks that were made and served in the U.S. as far back as the early 1800's. NVD handcrafts each recipe using its own craft spirits, all-natural ingredients, and handmade bitters. The ingredients are mixed together in small batches and infused with oak. It is this special aging process that allows the ingredients of the cocktail to truly infuse and intensify, allowing the cocktail to take on the complex characteristics of the oak. The end result is a smooth and elegant cocktail reminiscent of an era long gone by.

NVD cocktails include:

- **Mint Julep** – The Kentucky Derby classic with California character. Infused with real organic chocolate and pineapple mint leaves.
- **East India** – A lost classic from 1850, NVD uses its own California brandy, California curacao, and real organic blackberries.
- **Manhattan** – A true American classic, NVD handcrafts each batch using the original Pre-Prohibition era recipe, which calls for American Rye Whiskey instead of Bourbon.
- **Negroni** – The perfect pre-supper cocktail from the late 1800's. Created in Florence, Italy, by Count Negroni, NVD puts its own California twist to it by using handcrafted blood orange bitters.
- **Old Hollywood** – This one goes back to late suppers at the Brown Derby on Hollywood & Vine. The base is made with gin, but the rest is Hollywood confidential and very hush hush.

NVD also sells over 400 different cocktail bitters, syrups, shrubs, and other cocktail essentials from around the world. Visitors can get a complimentary tasting of any of these cocktail essentials at the NVD shop.

Bar Club Membership

NVD Bar Club members get up to 25% off four quarterly shipments of spirits and cocktail essentials. Each shipment contains over $100 worth of products, including NVD's seasonal craft spirits, unique bitters, exotic cocktail ingredients and garnishes, barware, a newsletter, and recipe cards.

Other benefits include:

- 15% to 25% off everything sold in the Tasting Salon and Vintage Bar Shop, excluding vintage barware
- 25% off all online purchases (for both shipping and pick-up orders)
- Complimentary shipping on most online orders over $125
- Two complimentary tasting flights per membership when you visit the Tasting Salon in Oxbow Market, Napa
- Invitations to exclusive Bar Club Member events
- Invitations and discounts on tickets to Napa Valley Distillery events
- Invitations for special educational classes, workshops, and seminars hosted by Napa Valley Distillery
- Access to NVD Cocktail Whisperers and Personal Shoppers for corporate and private events

Distillery & Grand Tasting Salon

The Distillery and Grand Tasting Salon is fully open to the public. Distillery operations are located on one lot with two separate industrial buildings (Building A and Building B) that encompass 12,000 square feet and 35 parking spaces. NVD provides tours and tastings on site, which has helped drive retail sales and Bar Club memberships. Reservations are required, and the location is open Monday, Tuesday, Thursday, Friday, Saturday, and Sunday from 11 a.m. to 7 p.m. (6 p.m. Sunday).

 



Oxbow Public Market Tasting Room and Bar Shop

NVD operates a satellite distilled spirits tasting room and bar shop in the Oxbow Public Market located in downtown Napa, California. At this facility, visitors can sample and purchase NVD's locally made craft spirits and artisanal cocktail bitters or browse through other bar essentials and novelties for sale. The Tasting Room is open Monday through Saturday (9 a.m. to 8 p.m.) and Sunday (9 a.m. to 7 p.m.). Reservations are required from Friday to Sunday.



Use of Proceeds and Product Roadmap

If the minimum amount of $50,000 is raised, net proceeds will be used primarily for equipment purchases and expansion construction. At the maximum amount of $1,070,000, additional uses of net proceeds include, but are not limited to: marketing, future wages, repayment of debt, research and development, general working capital, and reserve capital for other contingencies.

NVD plans to build out a full kitchen and operate a small restaurant in its main location. By having a kitchen within the distillery, Building A will become a "bona fide eating place" as categorized under the California Alcoholic Beverage Control Act. This means NVD can serve cocktails, beer, and wine any time of day and not just during private events. This kitchen will also enable the company to offer a new cocktail and food pairing experience.

NVD also plans to develop an additional tasting bar, hospitality lounge, and event center in the second building (Building B) within the main location.

Additionally, the company plans to increase production of its current line of products and develop additional craft spirits. NVD intends to increase wholesale sales with distributors in California and New York. It also plans to pursue additional export opportunities. To increase production and distribution, NVD will need to purchase additional equipment and raw materials and hire additional production staff.

Business Model

NVD wholesales its products to bars and distributors and sells them directly to consumers via four separate retail channels: 1) bottle sales out of its two locations (Distillery and Tasting Salon), 2) annual Bar Club memberships, 3) website sales, and 4) private events. NVD also operates consumer distillery tours and instructional tasting experiences out of both its locations and operates an event center out of the main facility.

- **Bottle sales**: Individual 375 ml bottles generally retail between $20 and $40
- **Bar Club**: Members receive four shipments per year and are billed $320 annually or $85 quarterly (does not include tax and shipping)
- **Distillery Tour and Grand Salon Tasting**: $30 per person with reservations available for up to 35 people
- **Oxbow Tasting Room Craft Spirits Tasting Flight**: $15 per person with reservations available for up to 12 people

USER TRACTION

NVD plans to expand its distribution internationally and already has distribution relationships in China and Canada.

The company's Bar Club membership has experienced notable growth; its membership has grown to nearly 2,000, which, at $320 per year for a membership, equates to nearly $640,000 in annual recurring revenue. Further, membership is increasing by roughly 100 new members per month. New members historically have come from the Distillery tours and tastings, the Oxbow bar shop, or online channels. Club members are located in 45 of the 50 U.S. states but reside predominately in California (64%). Following California, the most significant memberships come from Texas (5%), Florida (3%), and Illinois (2%).

In 2016, NVD generated over $1.8 million in total sales, up roughly 28% from 2015 sales. The company's gross profit surpassed $1.2 million in 2016, up 31% from the prior year. In terms of revenue and gross profit, each quarter in 2016 was higher than the corresponding quarterly performance from 2015.



Note: Quarterly financial results were not audited or subject to financial review

In 2016, the company generated nearly $800,000 from sales at the Oxbow Tasting Room and Bar Shop, down slightly (~5%) from the prior year. The second highest revenue source was the Bar Club, which generated over $673,000 from membership dues, up nearly 48% from the prior year. Other sources of revenue included website sales, Distillery & Grand Tasting Salon sales, over-the-phone sales, private events, marketing partner revenue, and wholesale distribution.



Note: Quarterly financial results were not audited or subject to financial review

In 2016, operating expenses totaled just over $882,000, up 28% from 2015 operating expenses. Payroll, the largest line item, experienced the largest year over year increase, rising roughly 62% to reach $236,331. Costs related to the company's expansion, which included opening the event center and tasting room at the Distillery, were also notable expenses in 2016.



Note: Quarterly financial results were not audited or subject to financial review

In 2016, the company generated a net profit of $263,658, up 34% from 2015 net income. NVD was profitable in each quarter last year, though most of its profit came in the fourth quarter during which it generated over $129,000 in net income.



Note: Quarterly financial results were not audited or subject to financial review

As of April 2017, NVD has generated year-to-date (YTD) sales of over $596,000, up roughly 34% from the same period last year. YTD operating expenses have totaled $306,666. The company has generated a YTD net profit of $37,531, an increase of over 43% from the same period last year.

In 2016, retail sales of U.S. distilled spirits were estimated at nearly $78 billion. Supplier (wholesale) sales to retailers increased 2.4% year over year to reach 220 million cases in 2016, worth $25.2 billion. This marked the seventh consecutive year that distilled spirits has gained market share relative to beer.[vii] Further, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products – bottles that retail for at least $20.



In 2016, vodka accounted for almost one-third of total spirits volume with 69.8 million cases sold. Total vodka sales generated $6 billion in revenue. Revenue from super premium vodka (bottles that retail for over $30) rose 13.1% year over year to reach $1.3 billion (6.3 million cases). There were 48.4 million cases of North American whiskey sold in 2016, worth $5.7 billion. Super premium American whiskey volumes increased 11.8% (to 2.1 million cases), while revenue jumped 13.5% year over year to $467 million. High-end premium American whiskey volumes rose 5% (to 10.4 million cases) and revenue rose 5.7% to $1.8 billion. Rye had the largest sales volume increase in 2016, growing nearly 17% year-over-year to 785,000 cases.[viii]

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Local distilleries have contributed to the overall growth in the distilled spirits market. In 2015, the craft spirits industry generated roughly $2.4 billion in retail sales, with volume growing at a compound annual growth rate of 27.4% between 2010 and 2015.[ix] From 2010 to 2015, the number of craft distillers grew at a compound annual growth rate of 41.6%. As of August 2016, there were 1,315 craft distillers active in the U.S., with the largest concentrations in the West (mostly in California, Washington, and Colorado) and the South (mostly in Texas). Based on a compound annual growth rate of 19.6%, the number of craft distillers could surpass 2,800 by 2020.[x]


Active Craft Distillers by State
CRAFT SPIRITS DATA PROJECT
# of Active Craft Distillers by State and Region as of August 2016
34.1%
WEST
18.6%
MIDWEST
19.2%
NORTHEAST
28.1%
SOUTH
1,315 Total Distilleries
Sources: TTB, ACSA, ADI, State ABC boards, state guilds, team analyses
© 2016 park street
American Craft Spirits Association
IWSR
29

Out of those 1,315 craft distillers, 91.7% are defined as small producers. Yet, because small distilleries produce limited quantity of spirits – usually single batches at a time – they accounted for just 12.1% of the craft spirit cases sold in 2015. For these small distillers, generating revenue on premise (at the distillery) is especially important, as on-site sales make up 25% of their revenue on average. Of small craft producers' revenue, 67% is generated within the distillery's state of operation, but outside the premise.[xi]


# of Craft Distillers and Case Volumes by Producer Size
# of Producers, 9L Cases (000)
4.930
1.163
100%
6,3%
2,0%
Large producers
61,8%
91,7%
Medium producers
26,1%
Small producers
12,1%
Number of cases
Number of producers
The U.S. Craft distilling market is fairly concentrated with 2% of the producers being responsible for more than 60% of the cases
91.7% producers are classified as small producers. They are responsible for just 12.1% of the cases
Sources: TTB, distiller surveys, team analyses
© 2016 park street
American Craft Spirits Association
IWSR

Thanks to a recent state law, the craft distillers market is poised for additional growth in California. The Craft Distillers Act of 2015 (AB1295), which went into effect January 1, 2016, created a new license (Type-74) specifically for California artisanal distilleries producing less than 100,000 gallons of distillate per year. The law permits these types of distilleries to host private events, have a restaurant on site, and serve cocktails. The new law also allows direct-to-consumer sales; prior to the law, purchasing a bottle at a distillery in California was illegal unless there was an on-site liquor store owned and operated by a third party who was required to deliver from its own supply held in an off-site warehouse.[xii]

COMPETITORS

The spirits industry is intensely competitive and, with respect to craft spirits, highly fragmented. While thousands of independent craft distilleries remain spread across the U.S., there have been some notable acquisitions by larger spirits producers. Below are some notable acquisitions:

Jim Beam: Founded in 1795, Jim Beam is one of the world's oldest and largest producers of bourbon whiskey. After seven generations, Jim Beam has become one of the most recognized bourbon whiskeys in the world.[xiii] The company produces whiskey made from rye, barley malt, corn, and a secret in-house yeast to provide the consistent Jim Beam flavor. The whiskey is then double distilled before being finished in charred oak barrels.[xiv] In 2014, Japan's Suntory acquired Jim Beam for $16 billion, naming the division Beam Suntory.[xv]

Angels Envy: Founded in 2010, Angels Envy is a small batch craft distiller focused on whiskey, with its primary product line being Kentucky Straight Bourbon. The handcrafted bourbon is made in batches of only eight to 10 barrels and finished in port wine casks. Unlike most traditional brewers, Angels Envy is sampled in each step of the finishing process.[xvi] In 2015, Angels Envy was acquired by Bacardi for about $150 million[xvii] but continues to operate in the same fashion before the merger. In 2014, Angels Envy sold 45,000 cases and, around the time of the acquisition, sales were projected to reach 65,000 cases in 2015.[xviii]

Buffalo Trace: With a history dating back to the late 1700's, Buffalo Trace Distillery is a Kentucky-based bourbon whiskey distillery. In 1992, the Sazerac company purchased the distillery and renamed it Buffalo Trace Distillery (from George T. Stagg Distillery).[xix] The distillery became the first American distillery to win Whisky Advocate's "Distillery of the Year" award in 2000. In 2013, the distillery became a National Historic Landmark.[xx]

High West Distillery: Founded in 2006, High West Distillery produces a core line of whiskey blends, limited-release whiskeys, and barrel-aged cocktails. The four core High West Whiskey products are American Prairie Bourbon, Double Rye!, Rendezvous Rye, and Campfire, a blend of Scotch, bourbon, and rye whiskeys. In October 2016, Constelland Brands, the largest U.S. alcohol maker, agreed to acquire the distillery for $160 million.[xxi] High West sells approximately 70,000 cases annually.[xxii]

Smooth Ambler Spirits Co.: Founded in 2009, Smooth Ambler is a distillery based in the Greenbrier Valley of West Virginia that uses local resources to craft spirits, including gin, vodka, rum, and whiskey. In 2016, Pernod Ricard, the maker of Absolut Vodka and Jameson Whiskey, acquired a majority stake in the distillery.[xxiii]

Tuthilltown: Founded in 2005, Tuthilltown is New York's first whiskey distillery since prohibition, based in the Hudson Valley. Using ingredients from local farmers, it produces a vodka line and a Hudson Whiskey line, which are each made by hand one at a time.[xxiv] In 2010, this craft disillery was acquired by William Grant & Sons.[xxv]

Locally (Napa and Sonoma areas), there are several independent craft distilleries that potentially compete with Napa Valley Distillery. These include, but are not limited to:

- **Charbay Distillery & Winery**: Located in Helena, California, founded in 1983, and produces whiskey, tequila, vodka, rum, brandy, and other spirits.

- **Hanson Spirits**: Located in Sonoma, California, founded in 2013, and produces flavored artisan organic vodka.

- **Prohibition Spirits Distillery**: Located in Sonoma, California, founded in 2009, and produces whiskey, rum, gin, brandy, Limoncello-inspired spirits, and other specialty spirits. Also has a distillery tasting room.

- **Spirit Works Distillery**: Located in Sebastopol, California (Sonoma County), founded in 2012, and produces vodka, gin, sloe gin, and whiskey. Also has a distillery tasting room.

- **Sonoma Brothers Distilling**: Located in Windsor, California (Sonoma County), founded in 2012, and produces gin, vodka, whiskey, rye whiskey, and distiller's reserve brandies and white whiskey. Also has a tasting room.

- **Sonoma County Distilling Co**: Located in Rohnert Park, California (Sonoma County), founded in 2010, and produces rye whiskey, wheat whiskey, and "West of Kentucky" bourbon whiskey. Also has a tasting room.

EXECUTIVE TEAM



Arthur Hartunian, Co-Founder, Proprietor, and Master Spirits Maker: Arthur's introduction to spirits and cocktails started in his teens. As a native Armenian, having wine, brandy, and other spirits around the dinner table was part of the family culture. It wasn't until at the age of 21 when he took a job as a paralegal in a prominent Hollywood, California, law firm that his love affair for cocktails began. While having cocktails after work with his bosses, Arthur's interest grew. He became extremely passionate about craft cocktails and began to educate himself through dozens of books and experimentations. Over the next 25 years, his passion eventually grew to an obsession, with a goal to make the best and most unique spirits in the world.

Arthur is responsible for creating the company's entire product portfolio and personally manufactures many of NVD's spirits to this day. From spirit formulations and label design to production and marketing strategies, Arthur is passionately involved. As a result of his commitment to grow and protect California's craft spirits industry, Arthur is well-known and respected by his industry peers. He was the founding President of the California Artisanal Distillers Guild. Under his leadership, AB 933 was enacted into law, allowing all California distilleries the ability to operate tasting rooms. This was the first supplier-side spirits law change in California since the repeal of Prohibition.



Lusine Hartunian, Co-founder and Retail Store Manager: Lusine has been passionately involved in just about every aspect of the company since its start in 2009. From peeling lemons with Arthur and their kids for the company's first batch of Limoncello to now serving as Retail Merchandiser, Lusine's talents and undying commitment have helped make Napa Valley Distillery one of the most unique places to visit in Napa. An accomplished designer, Lusine has been instrumental in helping create labels, store design, and build the overall company image. She is also a chef and enjoys preparing food and pairing food with NVD spirits and cocktails. Lusine owns and operates Napastak Napa Valley, an epicurean boutique located inside the Oxbow Public Market.



Ian Winget, Director of Consumer Sales: After his two-and-a-half-year stint in Queensland, Australia, where he earned his Masters of International Business, Ian settled in Napa and found employment in direct-to-consumer marketing at a notable sparkling wine house in Yountville, California. There, he honed his skillset as he took on additional responsibility managing the ecommerce and wine club department. In 2013, Ian launched his own locally produced cocktail bitters company – Napa Valley Bitters – and began his career at Napa Valley Distillery. At NVD, Ian took the reins of the newly launched website, ecommerce channel, and helped launch the Bar Club in the U.S.



Paul Martin, Lead Brand Ambassador: Paul has been a beverage alcohol industry professional since 2008 having worked in production, bottling, tasting rooms, and cocktail education. He has been with Napa Valley Distillery since 2013 as tasting room manager and was recently promoted to Lead Brand Ambassador, leading tours, tastings, and events. Prior to joining NVD, Paul was the tour guide and tasting room commander at St. George Spirits in Alameda, California.

INVESTMENT TERMS

Security Type: Promissory Notes (Revenue Sharing Interests)
Round Size: **Min**: $50,000; **Max**: $1,070,000
Interest Rate: Revenue sharing agreement which provides the investors 10% of the Company's gross revenue, up to the repayment amount of 1.5x of their investment
Length of Term: Until the repayment amount of 1.5x investment is repaid
Conversion Provisions: None

Napa Valley Register: Booze Yoga at the Napa Valley Distillery
Bloomberg: The New Way to Spend a Three-Day Weekend in Napa
SFGate: Fresh finds on Napa's food circuit
Huffington Post: 10 Reasons To Visit Napa This Winter

i https://sipawards.com/content/results/sipawards2012results.pdf
ii http://www.prweb.com/releases/2010/12/prweb4137494.htm
iii https://sipawards.com/content/results/sipawards2011results.pdf
iv http://www.prweb.com/releases/2010/12/prweb4137494.htm
v https://sipawards.com/content/results/sipawards2010results.pdf
vi http://www.winemag.com/wp-content/uploads/PDFs/Top50_Spirts.pdf
vii http://www.discus.org/2016AnnualEconomicReport/
viii http://www.discus.org/assets/1/7/Distilled_Spirits_Industry_Briefing_Final.pdf
ix http://www.prnewswire.com/news-releases/study-finds-more-than-1300-active-craft-spirits-producers-in-us-300346618.html
x http://www.americancraftspirits.org/wp-content/uploads/2016/10/CSDP-10182016FINAL.pdf
xi Ibid.
xii http://www.sfchronicle.com/food/article/New-law-could-spark-golden-era-of-California-6807615.php
xiii http://www.jimbeam.com/en-us/make-history
xiv http://www.jimbeam.com/en-us/behind-the-bourbon/process
xv http://www.bbc.com/news/business-27233882
xvi https://www.angelsenvy.com/whiskey/
xvii http://www.chicagotribune.com/business/ct-changing-spirits-industry-0911-biz-20160908-story.html
xviii http://www.kentucky.com/news/business/bourbon-industry/article44565777.html
xix http://www.sazerac.com/BuffaloTrace.aspx
xx http://www.buffalotracedistillery.com/unmatched-history?start_year=1900#
xxi http://fortune.com/2016/10/05/constellation-brands-craft-whiskey-high-west/
xxii http://www.cbrands.com/news-media/award-winning-high-west-distillery-joins-constellation-brands
xxiii http://fortune.com/2016/12/08/pernod-ricard-smooth-ambler-deal/
xxiv http://www.tuthilltown.com/history/
xxv https://www.eater.com/2016/9/12/12716090/craft-spirits-conglomeration

Exhibit C
Revenue Loan Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan:	Payment Start Date:
Amount of Loan:	City and State of Lender:

For value received Napa Valley Limoncello Co, LLC, a California Limited Liability Company (the ***"Borrower"*** or the ***"Company"***), hereby promises to pay to the order of ___________ (***"Lender"***), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions

a) ***"Gross Revenues"*** means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

b) ***"Lenders"*** means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

c) ***"Measurement Period"*** means the period of time with respect to which a payment is made.

d) ***"Note"*** means this Note. ***"Notes"*** means all of the Notes issued in the crowdfunding offering of which this Note is part.

e) ***"Payment Start Date"*** means one full quarter after the "date of opening"

f) ***"Date of Opening"*** means August _ _, 2017

g) ***"Pro-Rata Share"*** or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

h) ***"Repayment Amount"*** means amount that is 1.5x the amount of the Loan.

i) ***"Revenue Percentage"*** means 10%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. Basic Terms

a) **Group of Revenue Loans.** This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

b) **When Paid in Full.** The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

c) **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments**

a) **Quarterly Payments.** Beginning on the Payment Start Date, Borrower shall make quarterly payments to Lender until the Repayment Amount is paid in full.

b) **Amount of Each Payment.** The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

c) **Timing of Payment.** The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

d) **Order of Application of Payments.** All payments under this Agreement shall be applied first to interest and then to principal.

e) **Place of Payment.** All amounts payable hereunder shall be payable at the office of Democracy VC LLC, c/o Lender, _____, unless another place of payment shall be specified in writing by Lender.

f) **Pro Rata Payments.** All payments will be made pro rata among all of the Lenders.

4. **Prepayment.** The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment.** The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Democracy VC LLC to be shared ratably with the other investors.

7. **Company Representations**

a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) it's current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company, (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8. **Investor Representations**

a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 50 I of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, ,including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

9. Default. Each of the following events shall be an *"Event of Default"* hereunder:

a) Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10. Parity with Other Notices. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11. Waiver. Borrower waives presentment and demands for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12. Amendments. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower-the holders of a majority in principal of the Loan Amounts raised in this offering.

13. Notice. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

14. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

15. Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole without the consent of the

Investor, in connection with a reincorporation to change the Company's domicile. Subject to foregoing, this instrument will be binding on the parties' successors and assigns.

16. **No Stockholder Rights.** The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

17. **Tax Withholding.** Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

18. **Not Effective Until Acceptable by Borrower.** This Agreement is not effective until the Borrower has accepted the Lender's subscription.

Signature Page to Follow

BORROWER:

Napa Valley Limoncello Co, LLC

By: _____

Name:

Title:

LENDER:

[LENDER NAME]

By: _____

Name:

Title:

Exhibit D
Video Transcript

Non-audio script:

(0:15) Napa Valley Distillery is the first distillery in the city of Napa since Prohibition.

(0:22) Established in 2009, Napa Valley Distillery is Family-owned and operated by the Hartunian family.

(0:29) We create rare and unique craft spirits with exceptional taste and character.

(0:42) Our spirits are singular in production methods and ingredients.

(0:58) Our products are available either through our Bar Club or distillery direct.

(1:07) Our Tasting Room and Bar Shop inside the Oxbow Public Market.

(1:16) Our Grand Tasting Salon and Event Center located in our distillery.

(1:26) Our hospitable staff is always ready to take you on an adventurous journey into the wonderful world of cocktails and craft spirits.

(1:37) Come visit us for an educational distillery tour and spirits tasting flight or book your next gathering in our unique "speakeasy" environment.

(1:59) Cheers from Napa Valley!

Exhibit E

Webinar Transcript

Bill Clark: Hi everyone, my name is Bill Clark and I am the CEO of Microventures and COO of First Democracy VC, which is our funding portal partnership with Indiegogo. Today, we are doing a webinar with Napa Valley Distillery. We're going to go through and you're going to learn a little bit about the company, and then you're going to have the ability to ask questions to Arthur Hartunian, who is the co-founder and proprietor of Napa Valley Distillery. So, I'm going to introduce him in a second, but there's a couple of house keeping things that I want you to know about. So first, he is going to speak and then afterwards, you can have the opportunity to ask questions. Those questions, you can ask through the go-to webinar control panel, and then they will come to me, and I will be facilitating those and asking them to him. You can ask those at any time during the presentation and then we will ask those at the end. But as things come up, shoot them over my way and I can start getting them into the queue. With that, I'm going to introduce Arthur, Arthur you can take it away, I'd love to hear a little bit about your background, how you got Napa Valley Distillery started, and your plans for using these funds. Thanks for joining.

Arthur Hartunian: Great, thank you Bill. Thank you very much, I'm happy to be here and thank you to all of the listeners. I'll get right to it; my wife and I, Lusine, started Napa Valley Distillery in 2009 out of our passion for craft spirits and cocktails. Now I've been a cocktail geek forever, and I used to make liquor at home and was a bit of a moonshine connoisseur before I started into the business 2009. We started the company really as an extension of our passion for spirits and cocktails, and at the time, and still, the craft spirits space was really booming. We thought it was a good opportunity to enter the marketplace somewhat early. The opportunity came up in 2009 for us to start a little distillery, and initially, we were going to be a small, liquor making facility, making liquors like limoncello and other flavored spirits. But we found out pretty quickly that it'd be very difficult for a tiny company like us, on a shoestring budget, to survive with just a couple of liquor products. We really had to reassess and reevaluate our business plan and expand our product base. A couple months after starting the distillery, we took on the name brand Napa Valley Distillery, our LLC is actually called Napa Valley Limoncello company, we kept our original business end structure as all of our licenses were tied to that entity. We took on the DBA of Napa Valley Distillery and created additional products beyond just liquors. For the first 4 years, which I call the dark ages for us, it was extremely difficult for us to survive even. There were plenty of times we thought of throwing the towel in, primarily because we were a tiny company in a big state that is very saturated by some very large brands, and we could not market our products the way that other distillers in other states could. California, for arguably being the most liberal state of the nation, is actually very behind other states in terms of how in state suppliers and producers of spirits can market their products. In other words, we could not sell directly to consumers, we had to go through distributors and adhere to the three-tier system, which made it very difficult for a tiny company to get its products out to market. For the first 4 years, I was selling bottles, single bottles even to bars and restaurants all over the state until the law changed, which allowed us to sell directly to consumers. I take great pride for being involved in that effort, because I was elected as the first president of the California Artisanal Distillers guild in 2012 and under my leadership, we successfully lobbied and changed some archaic ABC laws that dated back to December 5th, 1933, and these changes in laws allowed us to sell directly to consumers and operate tasting rooms. Ever since that law has changed, our business has absolutely taken off, and not just our business but all the distillers in the state of California get to take advantage of the same free market abilities, and so California's craft spirits industry has boomed since then. Since a lot changed, we've been able to operate two tasting rooms, we are primarily a direct to consumer, and we are looking to expand our business once again by adding a restaurant and increasing our storage space and adding an additional hospitality lounge to our already existing tasting room. Any questions Bill, or should I move on?

Bill: Nope, you can keep going if you have more and we can get to questions at the end

Arthur: Yeah sure, so as part of our expansion as I mentioned, we would like to add a restaurant. By adding a restaurant, we will become the first distillery in the state to have a full experience, and what I mean by that is it's a location where people can come in, have a meal, sample our spirits, take a tour, and also purchase cocktails as well as purchase by the bottle. We operate under what's called a craft distillers license, it's called the type 74 license, and under our license we can actually operate like a brew pub, but in this case, it would be a distiller pub. But in order to sell cocktails, beer, and wine, we actually have to have food on site, not just packaged foods but prepared foods. By having a kitchen, we become what's known as a bonified eating place as per California ABC definition, and a bonified eating place can serve cocktails all day long. Right now, when guests come in, they are able to do a tour and able to do tastings, which are very limited. We can't pour cocktails and we can't showcase our products in the way they are meant to be enjoyed, in the form of a cocktail. But by adding a kitchen, we will be able to do that and so much more. One of our plans is to create a food and cocktail pairing experience. Now we are here in Napa Valley and Napa Valley is probably the culinary epicenter of the country. Some of the top restaurant in the world are just a few blocks away from where we exist. And so, people come here to really enjoy, taste, all that Napa Valley has to offer, which is primarily wine and food. Our goal is that we think spirits and cocktails should be part of that dining experience. I'm Armenian by ethnicity, and Armenians rarely eat without having a little bit of something to drink and rarely drink without having a little bit of something to eat, so spirits and cocktails have always been a part of our dining experience, and I'd like to bring that to Napa Valley, because I believe first of all it is something new, generally foods are paired with wine, but we'd like to showcase how food can be paired with a really nice bourbon or neutral brandy, or any type of cocktail. We will have a cocktail and food pairing experience and by having a kitchen on site we will be able to do that. Furthermore, about 3,000 square feet of our expansion will be additional barrel storage room, combined with an event center for up to 125 people with a full bar. Napa Valley is one of the top places in the world to have weddings and other special events, especially from the Bay area. We would like to be part of that business as well, having a very unique space in a distillery environment that is a little grungy, a bit of rust, more industrial. It's been proven in the last 6 months or so that we've actually been doing events that people like that look and feel of distillery space. So that's really what our expansion is going to be really geared towards; doing more of what we're doing, expanding our product line, increasing our production, building out the kitchen, becoming an event center and hospitality lounge for our nearly 2,500 club members. Our main part of our expansion is doing more of what we are doing, at the same time, we'd like to get into the distribution business. Traditionally, it was very difficult for us because as a small company without the million-dollar budget, it was nearly impossible to get shelf space, which is very tight in the state. But now, we are ready to expand our production and with the right distribution partner, expand into select distribution markets here in the state, and more importantly, export our products to markets like Asia and Europe and South America, because Napa Valley is a very well-known name brand in those parts of the world and we'd like to capitalize on our name brand and get our products into those markets. And with export, there are additional tax benefits as we don't pay excise taxes, which is $2.50 per bottle if we export. Bottle sales here in the state of California or within domestic markets are not exempt from those excise taxes. There are a lot of benefits to exporting, so that's pretty much it, that's our plans for expansion.

Bill: Ok, thank you Arthur, really appreciate that. So I already have a few questions that have come in, if you do have questions, send them my way using go-to webinar in the control panel right there and it should show up on my screen and I will ask the question. So the first question is: you mention that you wanted to expand the product line, can you talk a little bit about any ideas or concepts that you are thinking about and timelines, and I know you and I talked about not discussing any projections, but products, we should be ok with just understanding your thought process.

Arthur That's my favorite part, I get very passionate about creating new products, that's really the most fun part of my job, creating new things. We want to make more whiskey, not just bourbons, bourbon is a very saturated market right now, but we want to create whiskies. In order to make whisky, you first have to make beer. Now, we don't make beer, but there are plenty of craft brewers in northern California that make fantastic beers, so our whiskey projects are going to involve local craft brewers who will make different beers with different grains per our specifications, we will truck that beer in bulk back to our distillery and distill the beer and make whiskey from different types of beers. So we will have this brewer series if you will of different whiskies, and we'll make them in limited amounts, in unique batches, gift packs, that sort of thing. But what it really highlights is how different whiskey can be because of the different beers and grains that are used to make the beer. So that's something that I think is going to be really exciting, and we can comarket our products with the different brewers that we use, different breweries that we use, and we have a marketplace out of our distillery as well as our 2,500 club members. So we will initially offer those products through our club, but also open up the opportunity to move into the bar market, the on premise, the bars and restaurants market with our unique whiskey brands. I think the next largest step in terms of production for us is we're moving into the whiskey space from our brandy production.

Bill: Ok great, thank you. Next question: are you limited on your growth by inventory and aging process, how do you manage that?

Arthur: There are no real limitations on our growth other than our license only allows us to produce up to 100,000 proof gallons of spirits per year, which is a lot. Right now, we are under 10,000, so we have plenty of room to grow under our existing license, and if we are to grow beyond that, the downside is we would have to give up our direct to consumer sales, the upside would be that we'd be selling a heck of a lot of spirits if we are producing over 100,000 bottles. It's a win-win either way, but there are no limitations for us in terms of our space, our equipment, our production facility, our manpower, our ability to produce more; the only limitation is our current license does not allow us to produce more than 100,000 proof gallons of spirits per year and still take advantage of direct consumer sales abilities that we enjoy right now.

Bill: Ok, great, thank you. The next question is just a general question about the revenue share offering and just to explain it, so I'm going to really quickly go over that, I can address this question. This investment opportunity is called investing in a revenue share, and I'm going to use $10,000 as an example, and we're going to just assume it's a positive outcome. So, the repayment of that $10,000 would be $15,000 paid back over the course of the term, and the term can be as long as it takes to pay that back. It is based off of the gross revenue and it is based on a quarterly basis, so every quarter, what's going to happen is Arthur is going to look and say we had X amount of sales, we are going to multiply it by 10%, and that amount is going to be distributed back to investors until they get back their original investment plus fifty percent. After that, you won't be entitled to anything in the future, but hopefully assuming they continue to grow, you will be able to get a return. So that's just an explanation of how that works. The next question that I have is from someone who is actually already invested. Their question is: how can I help you grow, raise money, etcetera. So it looks like they are going to be an investor through this and want to know how they can help you, so do you have any ideas or any thoughts? I definitely do but would love to hear from you.

Arthur: Buy some of our whiskey, buy some of our brandy, that certainly would help. We're open to suggestions, we love what we do here and we know that the future is bright and we are looking to grow, and without knowing exactly what you have in mind and what your capabilities are, I can tell you that I'm open to suggestions. We absolutely invite input, whether it's our investors or customers, my staff or my suppliers, on how we can do things better and growth opportunities. I'm always sniffing out opportunities, if there's something that I think is advantageous to our company in terms of growth and expansion, I want to hear about it, so I'm open to ideas.

Bill: Ok, and I would just add to that just specifically for this raise there's no restrictions on you telling people that you've invested, so you can share it with your network, and you can do that through social media, email, you can refer people over to the platform so they can invest, and there is actually about 34 days left to invest so you've got a little bit of time, and you can do that. I know that Arthur would be grateful and I definitely would as well. I have one last question here, so if anyone else has questions while this one is coming in just shoot it over, or we'll be able to wrap this up pretty soon. The last question is around the bar club members, which as you said is over 2,000 and is a nice reoccurring revenue that you guys get. One part of the question is where's the primary location of those club members, and what's your plan to grow that base, because having a reoccurring revenue obviously is a nice predictable source of income.

Arthur: We're adding about 100 new bar club members every month, so it's growing pretty quickly. And those numbers are pretty impressive even for Napa Valley. I have many friends who are in the wine business and when I tell them we're adding over 100 new club members a month they think I'm lying. Because we are the only bar club in the entire Napa Valley, it's something different, so people are really attaching to it. Primarily, our bar club members are signed up from one of our two tasting room; we have a satellite, standalone tasting room inside the Oxbow Public Market which is a very busy marketplace downtown Napa, which is also California's first and only satellite distilled spirits tasting room. People either get signed up at that location or when they visit our distillery and do a tour and tasting in the tasting salon, where they have an option to sign up at that time. We also sell a handful of bar club memberships online. We have a really nice steady increase of about 100 people per month, but another way that we intend on growing our bar club membership is through our ecomm. We're going to be putting more resources behind internet sales, as well as corporate gifting. I think it's a marketplace that is very underserved, especially if you're in Napa. And we're just a few miles away from Silicon Valley where the Googles, the Yahoos, and the Facebooks of the world live. One of our goals is to pitch our products and services to these large tech companies who gift on a regular basis to their staff, their suppliers, their executives. We are planning on building our bar club membership through corporate gifting and corporate businesses, that's another way we think we can increase our membership. Our goal is to add at least 100 club members a month, and we think we can do it through just our tasting rooms alone, so anything above that is really just gravy. So those are the ways we plan on growing it.

Bill: Ok, sounds good. And as part of our review of Napa Valley, you sent one to us and I have to say I was very impressed with all of it. It's a tough part of the job.

Arthur: You get a box four times of the year, it's like you're getting a gift every season, and each box is something new and unique. It's a theme, and the items we include, we include a history of the items, so let's say we've included a mint julep, which is one of our barreled cocktails in a bottle. We talk about the history of the mint julep, how it was made, where it was made, where it originated, so people get a little bit of that history, it's not just a bottle. It's history of the spirits, of the cocktail, you get cocktail suggestions, you get different cocktails that are created by some of the star mixologists here in the wine country, so it's a really complete gift that's not just bottles, it's a little bit of a lifestyle. With your club membership, you get 25% off spirits when you visit here, you get free tastings for you and a guest, and with our hospitality lounge that we're planning on building, you get access to hospitality lounge. I think the person who asked that question also asked what are the demographics and what percentage are in California. I can tell you that 35% are in California, and 65% are outside California in different states. Our best states are Texas, New York, New Jersey, Florida, and Illinois, and Oregon is another great state that we have lots of bar club members. So about 35% to 40% of our club membership is right here in California.

Bill: Ok, great, thank you. Alright, next question: what is the min and max investment expected, what is the time frame expected on returns, the minimum investment goal for this was $50,000, which has already been reached. There has been $271,000 raised to date, there's 34 days remaining, and the maximum investment is $1 million. We still have 34 days to hit that. Regarding the time frame expected for the return, projections is something and forecasts is something very difficult to share as part of regulation crowdfunding. It's not something we will be able to share with you, but the one thing that I'll say is you can go and look at the previous revenue and growth and calculate it yourself, and we, assuming that the growth and sales continue, we are definitely targeting a growth that investors should appreciate as far as it's going to be, I guess I can't really get into the window of it, it's too difficult. I apologize for that, but want to make sure we set the right expectations. Next question is, when will the repayment of the loan begin? So, there's 34 days left, and money is sitting in escrow currently, so when you make the investment on the platform, it goes and sits in an escrow account. Once we close that, there will be a couple of days where money is going to settle, then after that, we are going to do an actual close with Arthur and with Napa Valley Distillery, and once that money is in their account, that's when it starts, and it's every three months after that is when the payments would occur. I guess another question on that with first payment, it would occur right around end of Q3 and start of Q4 is when we would expect that. Ok, so next question, thank you everyone, lots of questions coming in, this is great. So you touched slightly on the food portion, are there any menu or food ideas that are already in place, or what type of cuisine are you thinking about.

Arthur: It will be a very eclectic mix because we are going to be carrying food items specifically with a revolving cocktail menu, so it will be something new every time. We plan on adjusting our cocktail and food pairing menu once every thirty days. If you come in and enjoy the experience, you can come back for something new, something different. It will be a very eclectic menu from empanadas to sushi rolls to steak tartare. It will be a very high end, very gourmet, and very well-prepared menu.

Bill: Ok, next question: are you allowed to reach out to your club members for the raise. Yes, there's no restrictions there, so that's someone just asking about the rules. Yeah, you can and I think you have already done a little bit of that, that's part of the marketing plan. Next question, and this is the last one unless others come in. Are you looking to franchise into some sort of franchise program as part of your expansion plan?

Arthur: No, there are rules that prevent us from doing so. We do business under the name of Napa Valley Distillery, and so in order to use the name Napa Valley which is protected by the AVA and the Vintners Association. In order for us to use the Napa Valley distillery, we have to produce and bottle here in Napa Valley, so we couldn't have a Napa Valley Distillery in say Montana. We have no desire really to franchise, I think what really makes us unique is that we are a visitors destination. Napa Valley has about 5 million people visiting it every year so we always have somebody new visiting our space. So, the short answer is we can't do any franchising, and to be truthful, we have no real desire to do franchising. I think that one of the ways we can "franchise" is to get our products out into more shelves and restaurants across the country without having to open up new locations in those states. Distribution will play a big role in our growth in the coming years.

Bill: Ok great, well thank you very much, that was the last question. If you missed any of this, this has been recorded and will be up on the site hopefully later today. Definitely by tomorrow, so you'll be able to review it and watch the rest of it. The $271,000 is what we've raised, we've got 34 days, so if you have any additional questions that we've missed, you can ask those questions through the portal, so there's a discussion board, and Arthur is reviewing those questions and answering them. There are also other questions there that you can look at, and that's it. So that concludes this, I really appreciate everyone for attending, Arthur, thank you very much for taking the time to do this. Do you have any closing comments or anything?

Arthur: I'd like to thank all of our supporters thus far and all the people that are interested in joining the family. I'd like to thank you Bill and your staff at Microventures, we have lots of plans for the future, the future is bright for us, and we look forward to continue growth and success in the years to come. Thank you everybody for being part of it.

Bill: Great, thank you Arthur, bye everyone.